

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 26, 2009

Mr. Thomas C. Peddie
Chief Financial Officer
Corus Entertainment Inc.
181 Bay Street, Suite 1630
P.O. Box 767
Toronto, Ontario
M5J 2T3 Canada

> **RE:** **Corus Entertainment Inc.**
> **Form 40-F for Fiscal Year Ended August 31, 2008**
> **Filed November 28, 2008**
> **File No. 1-14992**

Dear Mr. Peddie:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Thomas C. Peddie
Corus Entertainment Inc.
January 26, 2009
Page 2

Form 40-F for Fiscal Year Ended August 31, 2008

Note 2. Significant accounting policies

Broadcast licenses and goodwill

1.   Explain for us and disclose, in future filings, your methodology for determining the fair
      value of your broadcast licenses. Describe how this impairment test differs from your
      determination of the fair value of your reporting units for goodwill impairment testing.

Note 10. Share Capital

Dividends

2.   We note that the holders of Class B Non-Voting Shares are entitled to different dividend
      rights than the holders of the Class A Voting Shares. Tell us how you applied the
      guidance in SFAS 128 and EITF 03-06 in determining that you are not required to
      present earnings per share for each class of common stock for US GAAP reporting
      purposes.

Note 24. Related party transactions

3.   We note your disclosure that you "provided related parties with radio and television spots
      in return for television advertising and uplink services… and no amounts were recorded
      in the accounts." Tell us your basis for not recording these transactions under US GAAP,
      including your consideration of SFAS 63.

*   *   *   *

       Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director